Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the prospectus constituting a part of this Post-Effective Amendment No. 3 to Form S-1 Registration Statement, of our report dated March 30, 2012, relating to the consolidated financial statements of CytoSorbents Corporation (a development stage company) as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended and the cumulative period from January 22, 1997 (date of inception) to December 31, 2011, which are contained in that prospectus. We also hereby consent to the reference to us under the heading "Experts" in such Registration Statement.

Our report contains an explanatory paragraph regarding CytoSorbents Corporation’s ability to continue as a going concern.

WithumSmith+Brown, PC

New Brunswick, New Jersey

December 12, 2012